                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 0F
1934
For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from________ to________
Commission file number 333-70067
                       ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Sally Beauty 401(k) Savings Plan         Alberto-Culver 401(k) Savings Plan
     3900 Morse Street
     Denton, TX 76205

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Alberto-Culver Company
                               2525 Armitage Ave.
                             Melrose Park, IL 60160

                                   SIGNATURES

The Plans: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN
By: Sally Beauty Company, Inc., Plan Administrator

By:/s/ William J. Cernugel
   -----------------------
     William J. Cernugel
     Plan Administrator

ALBERTO-CULVER 401(k) SAVINGS PLAN
By: Alberto-Culver Company, Inc., Plan Administrator

By:/s/ William J. Cernugel
   -----------------------
     William J. Cernugel
     Plan Administrator

Dated: June 24, 2002

                                  SALLY BEAUTY
                               401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                  SALLY BEAUTY
                               401(K) SAVINGS PLAN

                                Table of Contents

                                                                             Page
Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits                                2

Statements of Changes in Net Assets Available for Benefits                     3

Notes to Financial Statements                                                  4

Supplemental Schedule

1 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)               9

[LETTERHEAD OF KPMG]


                  303 East Wacker Drive
                  Chicago, IL 60601




                          Independent Auditors' Report


To the Plan Administrator of the
  Sally Beauty 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 24, 2001

                                  SALLY BEAUTY
                               401(k) SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                                    2001             2000
                                                              ---------------  ---------------
Assets:
  Cash                                                        $      192,707           98,327
  Investments                                                     21,431,058       17,520,818
                                                              ---------------  ---------------
            Total assets held for investment                      21,623,765       17,619,145

  Employer contribution receivable                                 1,503,555        1,217,441
                                                              ---------------  ---------------
            Net assets available for plan benefits            $   23,127,320       18,836,586
                                                              ===============  ===============

See accompanying notes to financial statements.

                                  SALLY BEAUTY
                               401(k) SAVINGS PLAN

                  Statements of Changes in Net Assets Available

                     Years ended December 31, 2001 and 2000

                                                                      2001            2000
                                                                  ------------    ------------
Additions to net assets attributed to:
   Investment income (loss):
     Net depreciation in fair value of investments                $ (1,766,638)     (1,363,352)
     Dividend and interest income                                      273,311         213,535
     Interest on participant loans                                      57,191          39,624
                                                                  ------------    ------------
        Total investment loss                                       (1,436,136)     (1,110,193)
                                                                  ------------    ------------
   Contributions:
     Employer                                                        1,503,555       1,217,441
     Employee                                                        5,993,977       5,224,212
                                                                  ------------    ------------
        Total contributions                                          7,497,532       6,441,653
                                                                  ------------    ------------
        Total additions                                               6,061,39       6,331,460
                                                                  ------------    ------------
Deductions from net assets attributed to:
   Benefits paid to participants                                    (1,740,721)     (2,169,482)
   Administrative fees                                                 (29,941)        (25,685)
                                                                  ------------    ------------
        Total deductions                                            (1,770,662)     (2,195,167)
                                                                  ------------    ------------
        Net increase                                                 4,290,734       3,136,293

Net assets available for plan benefits at beginning of year         18,836,586      15,700,293
                                                                  ------------    ------------
Net assets available for plan benefits at end of year             $ 23,127,320      18,836,586
                                                                  ------------    ------------

See accompanying notes to financial statements.

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1) Description of the Plan

         General

         The Sally Beauty 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Sally Beauty Company (the Company).

         The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA company. The investment assets of the Plan are held by CIGNA Bank & Trust Company (the Trustee).

         The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the plan document, which may be obtained from the Company.

         Participation

         All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months, who are not members of a collective bargaining unit, and who are at least 21 years of age may participate in the Plan on the first day of the month coincident with or following the completion of 12 months of service. On December 31, 2001, there were 2,607 employees in the Plan.

         Contributions

         Participants may elect to contribute any amount from 1% to 15% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code, as amended (the Code). The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Code. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2001 and 2000, the Company matched $.50 of each dollar on 4% of eligible participant compensation.

         Investment Options

         Effective January 1, 2001, additional investment fund options were added to the Plan for the purposes of providing a broader selection of investment options for the participants to choose from. Effective May 1, 2001, the Fidelity Growth Opportunities Fund was deleted from the available Plan investment options due to the fund's inability to meet certain performance criteria established by the Plan's Investment Policy Statement.

         Participants may elect to invest their contributions and any Company contributions in nineteen investment options within seven different asset classes and the Company's Class B common stock. Such asset classes include: (i) fixed income, (ii) balanced, (iii) large capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity.

         Participants may invest Company and employee contributions in 1% increments in the Plan's available fund options and may reallocate their investments among the available fund options any time during the year.

                                                                     (Continued)

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


     None of the investment funds, other than the CIGNA Guaranteed Income Fund, guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA's general account. Principal and interest are backed by the underlying assets of CIGNA. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

     Vesting

     Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

               Years of                               Vested
            vesting service                         percentage
                                                    ----------
           Less than 1                                   0%
           1 but less than 2                            20
           2 but less than 3                            40
           3 but less than 4                            60
           4 but less than 5                            80
           5 or more                                   100

     Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

     Distribution Options

     Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, Company stock, or an annuity according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 65. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

     Participant Loans

     Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants' vested account balance and bear interest at a rate of prime plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants' account using his or her current investment election. At December 31, 2001 and December 31, 2000, interest rates on outstanding loans ranged from 6.00% to 10.5% and 7.0% to 10.5%, respectively.

                                                                     (Continued)

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

          Forfeitures

          Company contributions, and earnings thereon, forfeited by terminating employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2001 and 2000, Company contributions were reduced by forfeiture amounts of $28,145 and $41,428 respectively.

          Administrative Expenses

          Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yields.

(2)  Summary of Significant Accounting Policies

          Basis of Accounting

          The Company maintains the accounts of the Plan on an accrual basis.

          Asset Valuation

          The investment assets in the trust are valued at the quoted closing sale price on the last business day of the year. Securities traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Participant loans are stated at contract value which approximates fair value.

          Security Transactions and Investment Income

          Purchases and sales of investments in the Plan are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

                                                                    (Continued)

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


          Derivative Instruments and Hedging Activities

          In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Certain Derivative Instruments and Certain Hedging Activity. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment to SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the statement of net assets available for benefits at their respective fair values. The Plan adopted SFAS No. 133 and No. 138 on January 1, 2001 and the adoption had no impact on the Plan's consolidated financial statements.

(3)  Termination of the Plan

     It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(4)  Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated June 19, 1997, indicating that the Plan is qualified under Section 401(a) of the Code and exempt from tax under
     Section 501(a) of the Code. The plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(5)  Reconciliation of Financials Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits included in the financial statements to the Form 5500:

                                                                    Year ended
                                                                   December 31,
                                                                       2001
                                                                   ------------
Net assets available for plan benefits included in the
 financial statements                                              $ 23,127,320
Amounts allocated to withdrawing participants at
 December 31, 2001                                                      (28,384)
                                                                   ------------
Net assets available for plan benefits included
 in the IRS Form 5500                                              $ 23,098,936
                                                                   ============

                                                                     (Continued)

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                                 December 31,
                                                                     2001
                                                                 ------------
     Benefits paid to participants per the financial
     statements                                                   $ 1,740,721
     Add amounts allocated to withdrawing participants
     at December 31, 2001                                              28,384
                                                                  -----------
     Benefits paid to participants per IRS Form 5500              $ 1,769,105
                                                                  ===========

(6)  Other Investment Information

     The fair values of investment fund balances which represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                        2001            2000
                                                    -----------      ---------
     CIGNA Guaranteed Income Fund                   $ 5,689,805      4,266,633
     Fidelity Advisor Equity Growth Fund              3,079,198      3,211,745
     CIGNA Large Cap Growth Fund/Morgan Stanley       2,369,217        443,721
     CIGNA S&P 500 Index Fund                         1,970,890      1,765,088
     Fidelity Advisor Balanced Fund                   1,798,270      1,639,722
     Alberto-Culver Company Class B Common Stock      1,184,684        543,357
     Fidelity Advisor Growth Opportunities Fund              --      1,800,702
                                                     ==========      =========

(7)  Subsequent Events

     Effective January 1, 2002, the annuity and installment provisions were eliminated as distribution options for the purposes of administration efficiency.

     Effective May 1, 2002, participants may elect to contribute any amount from 1% to 50% of their eligible compensation in whole percentage points to the Plan, subject to the limitations of the Internal Revenue Code.

     Effective May 1, 2002, participants were allowed to make catch-up contributions up to $1,000 in the Plan year 2002. Such amounts will increase by $1,000 per year up to a contribution of $5,000 in 2006 and then increases in $500 increments thereafter. Employer matching contributions will not be made on catch-up contributions.

                                                                      Schedule 1

                                  SALLY BEAUTY
                               401(k) SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                           Description of investment including
  Identity of issues, borrower,             maturity date, rate of interest,                Fair
     lessor, or similar party                par value, or number of shares                 value
-------------------------------------- ----------------------------------------------   -------------
* CIGNA Bank & Trust Company            Guaranteed Income Fund                          $ 5,689,805
  Fidelity                              Advisor Equity Growth Fund                        3,079,198
* CIGNA Bank & Trust Company            Large Cap Growth Fund/Morgan Stanley              2,369,217
* CIGNA Bank & Trust Company            S&P 500 Index Fund                                1,970,890
  Fidelity                              Advisor Balanced Fund                             1,798,270
* Alberto-Culver Company                Class B Common Stock, 26,475 shares               1,184,684
  Janus                                 Worldwide Fund                                    1,018,182
* CIGNA Bank & Trust Company            Small Cap Growth/Times Square                       632,877
  Credit Suisse                         International Equity Fund                           576,381
* CIGNA Bank & Trust Company            Small Cap Value/Berger                              397,146
* CIGNA Bank & Trust Company            Mid Cap Growth Fund/Cadence                         338,626
* CIGNA Bank & Trust Company            Lifetime 40                                         321,789
* CIGNA Bank & Trust Company            Balanced Fund/Wellington Management                 289,033
* CIGNA Bank & Trust Company            Lifetime 50                                         264,970
* CIGNA Bank & Trust Company            Lifetime 30                                         251,767
* CIGNA Bank & Trust Company            Lifetime 20                                         248,906
* CIGNA Bank & Trust Company            Large CapValue/John A. Levin & Co.                  140,086
  Lazard                                International Equity Fund                            68,043
* CIGNA Bank & Trust Company            Lifetime 60                                          37,471
* Plan participants                     Loans to participants, bearing interest
                                          from 6.0% to 10.5%                                753,717
                                                                                        -------------
                                                                                       $ 21,431,058
                                                                                        =============

* Represents a party-in-interest.

See accompanying independent auditors' report.

                                 ALBERTO-CULVER
                               401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                                ALBERTO-CULVER
                                401(k) SAVINGS PLAN

                                Table of Contents

                                                                             Page
Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits                                2

Statements of Changes in Net Assets Available for Benefits                     3

Notes to Financial Statements                                                  4

Supplemental Schedule

1 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)               9

                              [LETTERHEAD OF KPMG]

                          Independent Auditors' Report

To the Plan Administrator of the
  Alberto-Culver 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto -Culver 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 24, 2001

                                 ALBERTO-CULVER
                               401(k) SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                               2001             2000
                                                           ------------      ----------
Assets:
  Cash                                                     $         --          45,929
  Investments                                                25,563,595      24,052,038
                                                           ------------      ----------
              Total assets held for investment               25,563,595      24,097,967

  Employer contribution receivable                              894,637         796,329
                                                           ------------      ----------
              Net assets available for plan benefits       $ 26,458,232      24,894,296
                                                           ============      ==========

See accompanying notes to financial statements.

                                 ALBERTO-CULVER
                              401(k) SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                           2001            2000
                                                                       ------------    ------------
Additions to net assets attributed to:
   Investment income (loss):
     Net depreciation in fair value of investments                     $ (2,421,012)     (2,037,547)
     Dividend and interest income                                           359,304         294,295
     Interest on participant loans                                           60,540          50,288
                                                                       ------------    ------------
        Total investment loss                                            (2,001,168)     (1,692,964)
                                                                       ------------    ------------
   Contributions:
     Employer                                                               894,637         796,329
     Employee                                                             4,096,672       4,016,440
     Transfers from Pro-Line International, Inc. 401(k) Savings Plan             --         267,414
                                                                       ------------    ------------
        Total contributions                                               4,991,309       5,080,183
                                                                       ------------    ------------
        Total additions                                                   2,990,141       3,387,219
                                                                       ------------    ------------
Deductions from net assets attributed to:
   Benefits paid to participants                                         (1,415,618)     (2,377,346)
   Administrative fees                                                      (10,587)        (10,243)
                                                                       ------------    ------------
        Total deductions                                                 (1,426,205)     (2,387,589)
                                                                       ------------    ------------
        Net increase                                                      1,563,936         999,630

Net assets available for benefits at beginning of year                   24,894,296      23,894,666
                                                                       ------------    ------------
Net assets available for benefits at end of year                       $ 26,458,232      24,894,296
                                                                       ============    ============
See accompanying notes to financial statements

                                 ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1) Description of the Plan

          General

          The Alberto-Culver 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company), and certain subsidiaries of the Company.

          On March 23, 2000 the Company acquired Pro-Line Corporation and subsequently terminated the Pro-Line 401(k) / ESOP Plan (the Pro-Line
          Plan). Upon termination, participants were provided the opportunity to receive a distribution of assets from the ESOP portion of the Pro-Line Plan or transfer their funds to the Plan. Assets of the 401(k) portion of the Pro-Line Plan were automatically transferred to the Plan. Participants in the Pro-Line Plan received service credit for eligibility and vesting as of the date of acquisition.

          The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA company. The investment assets of the Plan are held by CIGNA Bank & Trust Company (the Trustee).

          The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

          Participation

          All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months and are at least 21 years of age may participate in the Plan on the first day of the month coincident with or following the employee's hire date. Effective January 1, 2000, eligible employees of the Alberto-Culver Local 9777 Pension Plan were permitted to participate in the Plan. The Plan does not allow for Company matching contributions to this group. On December 31, 2001, there were 1,371 employees in the Plan.

          Contributions

          Participants may elect to contribute any amount from 1% to 15% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code, as amended (the Code). The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Code. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2001 and 2000, the Company matched $.50 of each dollar on 4% of eligible participant compensation.

                                                                     (Continued)

                                 ALBERTO-CULVER
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

         Investment Options

         Effective January 1, 2001, additional investment fund options were added to the Plan for the purposes of providing a broader selection of investment options for the participants to choose from. Effective May 1, 2001, the Fidelity Growth Opportunities Fund was deleted from the available plan investment options due to the fund's inability to meet certain performance criteria established by the Plan's Investment Policy Statement.

         Participants may elect to invest their contributions and any Company contributions in nineteen investment options within seven different asset classes and the Company's Class B common stock. Such asset classes include: (i) fixed income, (ii) balanced, (iii) large capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity.

         Participants may invest Company and employee contributions in 1% increments in the Plan's available fund options and may reallocate their investments among the available fund options any time during the year.

         None of the investment funds, other than the CIGNA Guaranteed Income Fund, guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA's general account. Principal and interest are backed by the underlying assets of CIGNA. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

         Vesting

         Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

                             Years of                Vested
                             vesting service         percentage
                                                     ----------
            Less than 1                                0%
            1 but less than 2                         20
            2 but less than 3                         40
            3 but less than 4                         60
            4 but less than 5                         80
            5 or more                                100

         Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

                                                                     (Continued)

                                 ALBERTO-CULVER
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

         Distribution Options

         Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, Company stock, or an annuity according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 65. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

         Participant Loans

         Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants' vested account balance and bear interest at a rate of prime plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants' account using his or her current investment election. At December 31, 2001 and December 31, 2000, interest rates on outstanding loans ranged from 5.75% to 10.5% and 7.25% to 10.5%, respectively.

         Forfeitures

         Company contributions and earnings thereon forfeited by terminating employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2001 and 2000, Company contributions were reduced by forfeiture amounts of $11,111 and $9,275, respectively.

         Administrative Expenses

         Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yield.

(2) Summary of Significant Accounting Policies

         Basis of Accounting

         The Company maintains the accounts of the Plan on an accrual basis.

         Asset Valuation

         The investment assets in the Plan are valued at the quoted closing sale price on the last business day of the year. Securities traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Participant loans are stated at contract value which approximates fair value.

                                                                     (Continued)

                                 ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

          Security Transactions and Investment Income

          Purchases and sales of investments in the Plan are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

          Derivative Instruments and Hedging Activities

          In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Certain Derivative Instruments and Certain Hedging Activity. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment to SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the statement of net assets available for benefits at their respective fair values. The Plan adopted SFAS No. 133 and No. 138 on January 1, 2001 and the adoption had no impact on the Plan's consolidated financial statements.

(3)  Termination of the Plan

     It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(4)  Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated December 16, 1996, indicating that the Plan is qualified under Section 401(a) of the Code and exempt from tax under
     Section 501(a) of the Code.

                                                                     (Continued)

                                 ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(5)  Other Investment Information

     The fair values of investment fund balances which represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                          2001           2000
                                                      -------------  -----------
     CIGNA Guaranteed Income Fund                      $ 7,424,263    5,730,412
     Fidelity Advisor Equity Growth Fund                 3,954,975    4,323,890
     CIGNA S&P 500 Index Fund                            3,261,946    3,632,861
     Fidelity Advisor Balanced Fund                      1,952,313    1,939,426
     Janus Worldwide Fund                                1,173,869    1,254,062
     Alberto-Culver Company Class B Common Stock         1,210,425      767,426
     Fidelity Advisor Growth Opportunities Fund                 --    2,099,446
                                                      =============  ===========

(6)  Subsequent Events

     Effective January 1, 2002, the annuity and installment provisions were eliminated as a distribution options for the purposes of administration efficiency.

     Effective May 1, 2002, participants may elect to contribute any amount from 1% to 50% of their eligible compensation in whole percentage points to the Plan, subject to the limitations of the Internal Revenue Code.

     Effective May 1, 2002, participants were allowed to make catch-up contributions up to $1,000 in the Plan year 2002. Such amounts will increase by $1,000 per year up to a contribution of $5,000 in 2006 and then increases in $500 increments thereafter. Employer matching contributions will not be made on catch-up contributions.

                                                                      Schedule 1

                                 ALBERTO-CULVER
                               401(k) SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                   Description of investment including
       Identity of issues, borrower,                maturity date, rate of interest,               Fair
          lessor, or similar party                    par value, or number of shares               value
--------------------------------------------    ------------------------------------------    -------------
* Connecticut General Life Insurance Company    CIGNA Guaranteed Income Fund                  $   7,424,263
  Fidelity                                      Advisor Equity Growth Fund                        3,594,975
* Connecticut General Life Insurance Company    CIGNA S&P 500 Index Fund                          3,261,946
* Connecticut General Life Insurance Company    CIGNA Large Cap Growth Fund/Morgan Stanley        2,530,714
  Fidelity                                      Advisor Balanced Fund                             1,952,313
* Alberto-Culver Company                        Class B Common Stock, 26,911 shares               1,210,425
  Janus                                         Worldwide Fund                                    1,173,869
* Connecticut General Life Insurance Company    CIGNA Small Cap Growth/Times Square                 764,881
  Credit Suisse                                 International Equity Fund                           670,344
* Connecticut General Life Insurance Company    CIGNA Small Cap Value/Berger                        473,194
* Connecticut General Life Insurance Company    CIGNA Mid Cap Growth Fund/Cadence                   458,544
* Connecticut General Life Insurance Company    CIGNA Lifetime 40                                   247,812
* Connecticut General Life Insurance Company    CIGNA Lifetime 30                                   230,545
* Connecticut General Life Insurance Company    CIGNA Lifetime 50                                   211,037
* Connecticut General Life Insurance Company    CIGNA Large CapValue/John A. Levin & Co.            172,245
* Connecticut General Life Insurance Company    CIGNA Lifetime 20                                   169,782
* Connecticut General Life Insurance Company    CIGNA Balanced Fund/Wellington Management           138,696
  Lazard                                        International Equity Fund                            39,647
* Connecticut General Life Insurance Company    CIGNA Lifetime 60                                    31,601
* Plan participants                             Loans to participants, bearing interest
                                                  from 5.75% to 10.5%                               806,763
                                                                                              -------------
                                                                                              $  25,563,595
                                                                                              =============

* Represents a party-in-interest.

See accompanying independent auditors' report.